Exhibit 6.4

FullPAC, Inc.

1206 Laskin Road Suite 201-o

Virginia Beach, Virginia 23451

April 24, 2026

Mr. Robert D. Keyser, Jr., CEO

Dawson James Securities, Inc.

2700 North Federal Highway

Suite 100

Boca Raton, FL 33431

Re: Waiver of Lock-Up

Dear Mr. Keyser:

Travis Trawick, in his individual capacity, desires to sell and issue 3,196,737 shares of common stock, par value $0.0001 per share (the “Common Stock”), of FullPAC, Inc. (the “Company”) to the Purchasers listed on Schedule I hereto for aggregate gross proceeds of $319,673.70 (the “Shares”), which such Shares shall be unregistered and shall not carry any registration rights (the “Share Issuance”). For the avoidance of doubt, once issued and sold, the Shares shall not be subject to any lock-up, leak-out or similar transfer restrictions.

Reference is made to that certain Lock-Up/Leak-Out Agreement (the “Lock-Up Agreement”), dated November 21, 2025, between the Company and Mr. Trawick in connection with the Company’s offering of its shares of Common Stock pursuant to Regulation A in which Dawson James Securities, Inc. is acting as the exclusive placement agent thereto (the “Offering”).

In connection with the Share Issuance, the Company, Dawson and the Holder hereby waive the restrictions set forth in the Lock-Up Agreement on a one-time basis solely as it relates to the consummation of the Share Issuance.

This waiver may be executed in counterparts.

Very truly yours,

/s/ Travis Trawick
Travis Trawick

Acknowledged and Agreed
as of the date set forth above

Dawson James Securites, Inc.

Acting as Placement Agent in connection with the Offering

By:	/s/ Robert D. Keyser, Jr.
Name:	Robert D. Keyser, Jr.
Title:	CEO

FULLPAC, INC.

By:	/s/ Ryan Deal
Name:	Ryan Deal
Title:	General Counsel and Secretary

SCHEDULE I

[List of Purchasers]